Exhibit 99.1

Press Release
FOR IMMEDIATE RELEASE

LABOPHARM MONETIZES ROYALTY STREAM FROM PURDUE FOR RYZOLT™

LAVAL, Quebec (January 3, 2011) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that, through its wholly owned subsidiary, Labopharm Europe Limited, it has monetized the expected future royalty payment stream for RYZOLT™ (once-daily tramadol).

To facilitate the transaction, Labopharm has further amended its license agreement with Purdue Pharma Products, L.P. for RYZOLT™ for the U.S. The second amendment to the license agreement provides for the restructuring of the royalty payment terms for RYZOLT™ such that Labopharm will, prior to the end of 2010, receive a special royalty payment from Purdue of US$4.8 million and a one-time payment of US$500,000 as final settlement of any past due royalties from the sale of RYZOLT™ owed to Labopharm by Purdue, including royalties for the third quarter of 2010. In addition, Labopharm is eligible to receive two additional special royalty payments: US$1 million upon net sales of RYZOLT™ (or any authorized generic thereof) exceeding US$20 million in any calendar year until 2020; and US$2 million upon net sales of RYZOLT™ (or any authorized generic thereof) exceeding US$40 million in any calendar year until 2020. Other than the aforementioned special royalty payments, Purdue will no longer have any obligation to make royalty payments to Labopharm on net sales of RYZOLT™.

“The monetization of the future expected royalty payments from RYZOLT™ provides Labopharm with additional liquidity as we commercialize new products such as OLEPTRO™ and twice-daily tramadol-acetaminophen,” said James R. Howard-Tripp, President and Chief Executive Officer of Labopharm Inc.

The US$4.8 million special royalty payment and the US$500,000 payment will serve to reduce the US$9.3 million due Purdue for Labopharm’s share of litigation costs incurred by Purdue to enforce certain of Purdue’s U.S. patents related to RYZOLT™. Under the terms of the amended license agreement, Labopharm shall no longer be responsible for any litigation costs incurred by Purdue related to once-daily tramadol patents.

Labopharm will continue to supply Purdue with finished packaged RYZOLT™ product for the U.S. market until such time as Purdue exercises its option to manufacture and package the product upon notice to Labopharm in accordance with the terms of the amended license agreement.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s commercialized products include OLEPTRO™, a once-daily antidepressant marketed in the U.S. and a unique once-daily formulation of tramadol marketed in 19 countries, including the U.S. Labopharm’s third product, a twice-daily formulation of tramadol-acetaminophen, is approved in multiple countries in Europe with launches anticipated in late 2011. The Company also has a pipeline of follow-on products in both pre-clinical and clinical development. Labopharm is headquartered in Laval, Canada with U.S. offices in Princeton, New Jersey.

This press release contains forward-looking statements, including statements concerning payments to be made by Purdue to Labopharm upon attaining certain sales milestones, and statements concerning the regulatory approval and launch of the Company’s twice-daily tramadol-acetaminophen product in certain European countries, which reflect the Company's current expectations regarding future events. These forward-looking statements involve risks and uncertainties, many of which are beyond the Company’s control. Actual events could differ materially from those projected herein and depend on a number of risks and uncertainties, including risks related to the Company’s ability to complete partnering transactions and the terms of any such collaboration, if any, risks related to the market acceptance of the Company’s products and the speed of adoption by clinicians, risks related to intellectual property protection and potential infringement of third-party rights, risks related to research and development of pharmaceutical products and regulatory approvals, and risks associated with intense competition in the pharmaceutical industry generally. For additional disclosure regarding these and other risks faced by Labopharm Inc., see the disclosure contained in its public filings in the U.S. with the Securities and Exchange Commission (SEC) and in Canada with the Canadian Securities Administrators (CSA), available on the Investor Relations section of the Company’s website at www.labopharm.com and on the SEC's website at www.sec.gov and on the CSA’s website at www.sedar.com. Investors are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events, or circumstances or otherwise.

For more information, please contact:

At Labopharm Inc. Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 ext. 257 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com